Exhibit 99.1

XORTX THERAPEUTICS INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of XORTX Therapeutics Inc. (the “Company”) held on March 24, 2026 at the offices of the Company (the “Meeting”).

1.	Setting the Number of Directors at Seven

A resolution setting the number of directors of the board to five was approved. Proxies were received as follows:

For the Motion:	2,366,776 (98.323%)
Against:	40,372 (1.677%)

2.	Election of Directors

The shareholders voted by way of proxy and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Director	Votes For		Votes Withheld
Allen Davidoff	709,786	86.652%	118,900	14.348%
Mika Grasso	2,407,148	100.000%	Nil	-
Anthony J. Giovinazzo	775,464	93.578%	53.222	6.422%
Richard Grieve	2,407,148	100.000%	Nil	-
George Scorsis	2,407,148	100.000%	Nil	-

3.	Appointment of Auditors

A resolution appointing Davidson & Co. LLP Chartered Professional Accountants as auditor of the Company until the next annual meeting of shareholders and authorizing the directors of the Company to fix the auditor's remuneration was approved. Proxies were received as follows:

For the Motion:	2,392,324 (99.384%)
Withheld:	14,824 (0.616%)

4.	Re-Approval of Stock Option Plan

A resolution re-approving and confirming the Company’s stock option plan as described in the management information circular dated February 25, 2026, including that the maximum number of common shares reserved for issuance under the stock option plan at any given time is equal to ten percent (10%) of the issued and outstanding common shares as at the date of grant of an option under the stock option plan, was approved. Proxies were received as follows:

For the Motion:	705,839 (85.176%)
Against:	122,847 (14.824%)

5.	Share Consolidation

A resolution authorizing the Company to change the number of issued and outstanding common shares of the Company by consolidating the issued and outstanding common shares on the basis of up to five (5) pre-consolidation common shares for every one (1) post-consolidated common share in order for the Company to regain compliance with the continued listing requirements for the NASDAQ Capital Market. Proxies were received as follows:

For the Motion:	2,161,883 (89.811%)
Against:	245,265 (49.697%)

2

For additional information, please see the Company’s notice of meeting and information circular dated February 25, 2026 filed on SEDAR+ in connection with the Meeting.

DATED at Calgary, AB, March 26, 2026.

XORTX THERAPEUTICS INC. /s/ Charlotte May
Charlotte May Corporate Secretary